Exhibit 99.89

Consent of Manning Elliott LLP

The Board of Directors

Standard Lithium Ltd.

We consent to the use in this Registration Statement on Form 40-F of:

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our report, dated October 26, 2020, on the consolidated statements of financial position as at June 30, 2020 and 2019, and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended and the related notes comprising a summary of significant accounting policies and other explanatory information; and

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our report, dated October 25, 2019, on the consolidated statements of financial position as at June 30, 2019 and 2018, and the consolidated statements of comprehensive loss, changes in cash flows and equity for the year ended June 30, 2019 and the six months ended June 30, 2018, and the related notes comprising a summary of significant accounting policies and other explanatory information;

which are included in this Registration Statement on Form 40-F being filed by Standard Lithium Ltd. with the United States Securities and Exchange Commission.

/s/ Manning Elliott LLP
Vancouver, Canada	Manning Elliott LLP CHARTERED PROFESSIONAL ACCOUNTANTS
June 30, 2021